SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission File Number 1-7196

CASCADE NATURAL GAS CORPORATION

EMPLOYEE RETIREMENT SAVINGS PLAN AND TRUST

(Full Title of the Plan)

222 Fairview Avenue North, Seattle, WA  98109

(Address of the Plan)

CASCADE NATURAL GAS CORPORATION

222 Fairview Avenue North, Seattle, WA  98109

(Name and Address of the Issuer of Securities Under the Plan)

Cascade Natural Gas Corporation Employee Retirement Savings Plan and Trust

Financial Statements as of and for the Years Ended December 31, 2004 and 2003, Supplemental Schedules as of and for the Year Ended December 31, 2004, and Report of Independent Registered Public Accounting Firm

CASCADE NATURAL GAS CORPORATION

EMPLOYEE RETIREMENT SAVINGS PLAN AND TRUST

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension Committee of

Cascade Natural Gas Corporation

Employee Retirement Savings Plan and Trust

Seattle, WA

We have audited the accompanying statements of net assets available for benefits of Cascade Natural Gas Corporation Employee Retirement Savings Plan and Trust (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment as of December 31, 2004, and of reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

June 17, 2005

CASCADE NATURAL GAS CORPORATION

EMPLOYEE RETIREMENT SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Investments—at fair value:
Mutual funds	$23,811,662	$19,947,305
Cascade Natural Gas Corporation Common Stock	7,059,346	7,056,846

	30,871,008	27,004,151
RECEIVABLES:
Participant contributions	35,793
Employer contributions	16,856
Due from broker for securities sold		11,157

NET ASSETS AVAILABLE FOR BENEFITS	$30,923,657	$27,015,308

See notes to financial statements.

CASCADE NATURAL GAS CORPORATION

EMPLOYEE RETIREMENT SAVINGS PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS:
Contributions:
Employee	$1,909,902	$1,718,572
Employer	1,707,088	994,817
Investment income	527,570	553,568
Net realized and unrealized appreciation of investments	1,505,921	3,352,300

	5,650,481	6,619,257

DEDUCTIONS:
Administrative fees	45
Benefit distributions	1,742,087	1,520,962

NET ADDITIONS	3,908,349	5,098,295

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	27,015,308	21,917,013

End of year	$30,923,657	$27,015,308

See notes to financial statements.

CASCADE NATURAL GAS CORPORATION

EMPLOYEE RETIREMENT SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1.                      DESCRIPTION OF THE PLAN

The following brief description of the Cascade Natural Gas Corporation Employee Retirement Savings Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan was established on January 1, 1991, and is a qualified defined contribution plan. All employees of Cascade Natural Gas Corporation and subsidiaries (the “Company”) (the “Plan Sponsor”) are eligible to participate in the Plan after completion of one year of employment in which the employee rendered no less than 1,000 hours of qualified service and was at least 21 years of age. The Plan is administered by the Pension Committee appointed by the Company’s Board of Directors. Putnam Fiduciary Trust Company (“Putnam”) served as the trustee of the Plan through September 30, 2004. On October 1, 2004, Diversified Investment Advisors, Inc. (“Diversified”) was appointed to take on the responsibilities of the Plan trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Under the provisions of the Plan, participants may contribute up to the maximum annual amounts allowable by the Internal Revenue Service (“IRS”). For eligible union employees, the Company’s matching contribution equals 75 percent of the employee’s contribution, up to a maximum of 6 percent of eligible compensation. Of the total amount matched, one-third is matched in the form of Cascade Natural Gas Corporation stock. The remaining two-thirds is invested in any of the fund options at the direction of the participant. For eligible non-union employees, a 4 percent of eligible compensation, non-elective Company contribution began October 1, 2003; a transition contribution of 1 percent to 4 percent based on age and service commenced October 1, 2003, which will terminate on September 30, 2008; a profit sharing component based on fiscal year Company profits was added to the Plan October 1, 2003; and the match was reduced from 75 percent to 50 percent of eligible contributions, up to 6 percent of eligible pay, with no Company stock match, effective July 1, 2003. As the Cascade Natural Gas Stock Fund includes both participant-directed and nonparticipant-directed contributions, and the amounts are not separable, the disclosures in Note 6 include the entire balance of that fund.

Participant Accounts—Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants’ voluntary contributions and employer matching contributions are 100 percent vested at all times.

Loans—The Plan does not allow for participants to make loans from their contributions, unless they are qualifying hardship withdrawals.

Investment Funds—A participant may direct the investment of his or her account balance and contributions to any one or more of the available investment funds as well as Company stock, except for the nonparticipant-directed portion of the Company match for the hourly union employees, which is directly invested in Company stock.

Benefit Distributions—On termination of service due to death, disability, or retirement, a participant will receive a lump-sum amount equal to the value of the participant’s account. Participants who terminate employment prior to reaching age 70 ½ may defer receipt of the distribution until age 70 ½ if the account balance has ever exceeded $5,000. Account balances that have never exceeded $5,000 will be distributed as soon as practicable after employment terminates. To the extent any account under the Plan is invested in Company stock, it will be distributed in whole shares of such stock and cash for fractional shares. To the extent any account under the Plan is invested in mutual funds, it will be distributed to the participant or surviving spouse in cash or rolled in-kind if so requested to another plan; distribution of such accounts to other death beneficiaries shall be in cash only. Participants’ voluntary contributions may be withdrawn earlier, subject to certain hardship withdrawal provisions of the Plan.

2.                      SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accounts of the Plan are maintained on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—Investments, except for the Putnam S&P 500 Index Fund, are recorded at quoted market prices. There is no active market for the Putnam S&P 500 Index Fund. The Putnam S&P 500 Index Fund is recorded at estimated fair value based on the net asset value of the units of the fund. During 2004, the Plan disposed of all assets within the Putnam S&P 500 Index Fund. Purchases and sales of securities are recorded on a trade-date basis. Dividends and interest income from investments are recorded as earned on an accrual basis and allocated to participants based upon participants’ proportionate investment in each fund. The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments, from the beginning of the Plan year or the date of purchase, whichever is later. Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—Costs of administering the Plan are paid by the Company.

Payment of Benefits—Benefits are recorded when paid.

3.                      FEDERAL INCOME TAXES

The IRS has determined and informed the Company by a letter dated January 26, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). In the years subsequent to the Plan origination, there have been several amendments to the Plan. The Plan requested a new determination letter in conjunction with these amendments. The new determination letter was received by the Plan on July 7, 2004. In this letter, the IRS has confirmed that the Plan has maintained its safe-harbor status. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4.                      INVESTMENTS

The Plan’s investments that represent 5 percent or more of the Plan’s assets available for benefits as of December 31, 2004 and 2003 are as follow:

	2004	2003

Cascade Natural Gas Corporation Common Stock	$7,059,346	$7,056,846
Mutual Funds:
Putnam Fund for Growth and Income*		2,692,056
Putnam Voyager Fund*		5,307,239
PIMCO Total Return		2,800,082
Putnam Money Market Fund*		2,110,627
Putnam International Equity Fund*		2,562,043
Growth Fund of America		1,439,146
Diversified Money Market Fund*	2,713,916
Diversified International Equity Fund*	3,301,199
Diversified Value and Income Fund*	3,846,851
Diversified Core Bond Fund*	3,096,376
Transamerica Premium Core Equity Fund	6,828,076

Total	$26,845,764	$23,968,039

* Party-in-interest

During the Plan year ended December 31, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,505,921 as follows:

	2004	2003

Investments at fair value as determined by quoted market price:
Cascade Natural Gas Corporation common stock fund	$70,494	$362,709
Mutual funds	1,429,356	2,879,599

Investments at estimated fair value—Putnam S&P 500 Index Fund*	6,071	109,992

Total	$1,505,921	$3,352,300

*Party-in-interest

5.                      NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the assets and the changes in net assets related to the Cascade Natural Gas Stock Fund, which includes both participant-directed and nonparticipant-directed contributions, is as follows:

	2004	2003

Assets available for benefits—January 1	$7,056,846	$7,009,486

Employee contributions	152,645	168,299
Employer contributions	299,603	290,929
Investment income	310,612	328,948
Net realized and unrealized appreciation of investments	70,494	362,709
Benefit distributions	(337,476)	(338,855)
Transfers	(493,378)	(764,670)

Assets available for benefits—December 31	$7,059,346	$7,056,846

6.                      RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Diversified Investment Advisors, Inc., the parent company of Diversified. Diversified is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In the prior year and through September 30, 2004, certain Plan investments were shares of mutual funds managed by Putnam Investments, Inc., the parent company of Putnam. Putnam was the trustee as defined by the Plan and, therefore, these transactions qualified as party-in-interest transactions. Additionally, as the Plan holds investments in common stock of the Plan Sponsor, these transactions qualify as party-in-interest transactions. All administrative fees paid to Putnam and Diversified were paid by the Company.

7.                      PLAN TERMINATION

The Company reserves the right to discontinue contributions or terminate the Plan at any time. In the event of any total or partial termination or discontinuance, the accounts of all affected participants shall remain fully vested and nonforfeitable. Upon termination of the Plan, the Company may either liquidate the trust or continue it to pay benefits as they mature. If the trust is liquidated, the net assets, after payment of expenses, will be allocated among participants and beneficiaries in proportion to their interests.

* * * * * *

SUPPLEMENTAL SCHEDULES

CASCADE NATURAL GAS CORPORATION

EMPLOYEE RETIREMENT SAVINGS PLAN AND TRUST

SCHEDULE OF ASSETS HELD FOR INVESTMENT

DECEMBER 31, 2004

Issuer	Description	Shares	Fair Value

Cascade Natural Gas Corporation*	Common Stock	332,988	$7,059,346
Diversified*	High Yield Bond Fund	10,882	104,580
Diversified*	Stock Index Fund	102,294	827,559
Diversified*	Money Market Fund	270,278	2,713,916
Diversified*	Short Horizon Strategic Allocation Fund	16	167
Diversified*	International Equity Fund	391,137	3,301,199
Diversified*	Long Horizon Strategic Allocation Fund	11,528	99,716
Diversified*	Value and Income Fund	333,638	3,846,851
Diversified*	Intermediate/Long Horizon Strategic Allocation Fund	16,676	153,756
Diversified*	Core Bond Fund	294,053	3,096,376
Diversified*	Intermediate Horizon Strategic Allocation Fund	14,026	134,932
Diversified*	Small Cap Growth Fund	1,270	16,315
Davis	New York Venture Fund A	35,337	1,084,502
Fidelity	Advanced Mid Cap A Fund	1,018	25,511
Goldman Sachs	Small Cap Value A Fund	32,881	1,381,691
Hotchkis & Wiley	Mid Cap Value Fund A	7,227	196,514
Transamerica	Premium Core Equity Fund	537,644	6,828,077

			$30,871,008

* Party-in-interest

CASCADE NATURAL GAS CORPORATION

EMPLOYEE RETIREMENT SAVINGS PLAN AND TRUST

SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2004

	Number of Transactions	Purchase Price	Selling Price	Cost of Assets	Net Gain (Loss)

SERIES OF TRANSACTIONS:
Diversified Investors Money Market Fund *	1	$3,115,533	$	$	$
Diversified Investors International Equity Fund*	1	2,822,433
Diversified Investors Value and Income Fund*	1	3,372,471
Diversified Investors Core Bond Fund*	1	3,051,524
Transamerica Premium Core Equity Fund	1	6,291,325
Cascade Natural Gas Stock*	1	6,938,426
Growth Fund of America*	1		1,540,568	1,382,706	157,862
PIMCO Total Return*	1		3,051,812	2,979,028	72,784
Putnam Fund for Growth and Income*	1		2,692,389	2,678,214	14,175
Putnam Voyager Fund*	1		4,750,757	5,589,284	(838,527)
Putnam International Equity Fund*	1		2,554,235	2,126,154	428,081
Cascade Natural Gas Stock*	1		6,938,426	5,740,425	1,198,001
Putnam Money Market Fund*	1		3,115,532	3,115,532	—

* Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CASCADE NATURAL GAS CORPORATION
EMPLOYEE RETIREMENT SAVINGS
PLAN AND TRUST

DATE:	June 28, 2005	/s/ Larry C. Rosok

Larry C. Rosok, Vice President – Human Resources and Corporate Secretary